

August 26, 2014

Via E-mail
Eric M. Sherbet
General Counsel
inVentiv Health, Inc.
1 Van De Graaff Drive
Burlington, Massachusetts 01803

> **Re:** **inVentiv Health, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 30, 2014**
> **File No.  333-197719**

Dear Mr. Sherbet:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please provide us with support for all quantitative and qualitative business and industry data presented in the registration statement, including, but not limited to, statements about your competitive position in the industry.  Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.  Please also highlight the specific portions that you are relying upon so that we can reference them easily.  In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Cover Page of Prospectus

2.      Please confirm supplementally that the offer will be open for at least 20 full business days. Refer to Rules 14e-1(a) and 14d-1(g)(3) of the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Table of Contents, page i

3.      Please revise your disclosure in the last sentence in the first full paragraph under this subheading to clarify that the prospectus will be updated to the extent required by law.

Cautionary Statement Regarding Forward-Looking Disclosure, page ii

4.      We note your disclosure that your "prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995." Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Therefore, please remove this statement or advise. Please make similar revisions throughout your prospectus as appropriate.

5.      We note your statement that "Forward-looking statements include all matters that are not historical facts." This definition of forward-looking statements is too broad. Please revise.

Market and Industry Data, page iv

6.      Please remove the language stating that you cannot assure investors of the accuracy or completeness of third party data, which appears to disclaim your responsibility for such information. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

Non-GAAP Financial Measures, page v

7.      Please revise here to explain in greater detail how you determined that *each* adjustment recorded to adjusted EBITDA is useful in evaluating the company's operating performance. Specifically, because you are in the business of providing consulting services, please explain to us why it is appropriate to eliminate the cost of incurred management fees in a measure of your operating performance.

Prospectus Summary

General

8.      Please revise the first sentence of introductory narrative in this section to clarify that your disclosure in this section provides a complete summary of the material terms of the offering and your business.

9.      Please revise to explain how you characterize "tuck-in" acquisitions and further explain the basis for this approach with respect to the described transactions.

Industry Overview, page 2

10.     Revise here to better describe what you mean by "outsourced" services.

Our Competitive Strengths, page 2

General

11.     We note your disclosure in the previous section regarding your operations in more than 70 countries as well as your acquisitions pursued to expand your geographic footprint. Please tell us what consideration you have given to discussing your competitive position for each geographic region separately.

12.     To balance your discussion of competitive strengths, please disclose summary risk factors, including risks arising from your client concentration, discussed on page 26.

Scale and Global Reach, page 2

13.     Please revise to describe "pure-play" healthcare advertising in greater detail.

Therapeutic Expertise, page 3

14.     Please expand to more fully discuss the operational and scientific expertise of your teams.

The Exchange Offers

Conditions to the Exchange Offer, page 9

15.     We note that the offer is subject to customary conditions.  Please revise your disclosure in the summary to briefly highlight all of such conditions.  For instance, revise to briefly describe the representations required by the noteholders in connection with the exchange.

16.     Please also revise to explain whether there are any limitations on your ability to designate unrestricted subsidiaries and also clarify, if true, that non-recourse indebtedness incurred by unrestricted subsidiaries will take priority over the secured notes.

17.     We note your reservation of the right to amend the terms of the offer on page 32. Please revise this section to disclose this right and to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.  Please also  revise your disclosure on page 32 as appropriate.

18.     We note your disclosure on page 8 that the "exchange notes will be delivered as promptly as practicable following the expiration date."  Please revise your disclosure to state that you will issue the new notes promptly after expiration rather than after acceptance or as promptly as practicable.  Please see Exchange Act Rule 14e-1(c).

Risk Factors, page 15

19.     Refer to your second sentence in the introductory statement in this section. Notwithstanding your discussion in the rest of this section, your assertion that the risks described herein are not the only ones facing the company implies that there are other material risks that you have not disclosed.  As such, please supplement your disclosure to clarify that this section discloses all material risks or, alternatively, remove this sentence.

Risks Related to Our Indebtedness and the Notes, page 16

Our substantial level of indebtedness…, page 16

20.     Please revise the risk factor heading to quantify your total outstanding indebtedness.

21.     Please also update to reflect your indebtedness as of June 30, 2014 and make conforming changes throughout your prospectus.

Risks Related to Our Business, page 23

22.     Please include a risk factor discussing the company's net losses for each of the past three fiscal years.

23.     Please also include a risk factor to highlight that your earnings have been insufficient to cover your fixed charges during the past three fiscal years.

The Exchange Offers, page 30

Expiration Date; Extensions; Amendments, page 32

24.     We note that you may provide oral notice of any extension.  Please confirm that your subsequent written notice and filings will otherwise satisfy the requirements of Rule 14e-1(d).

25.     We also note your disclosure in this section that you reserve the right, in your sole discretion, to delay accepting any outstanding original notes.  Please confirm that any such delay will be consistent with Rule 14e-1(c).

Conditions to the Exchange Offers, page 37

26.     We note that you may waive conditions prior to the expiration date.  Please note that any condition waiver must be expressly announced in a matter reasonably calculated to inform security holders.

Management's Discussion and Analysis …, page 45

Business Segments, page 49

27.     Please note that if you must include technical terms in the body of your prospectus that are understood only by industry experts, you must explain these terms in clear, plain language.   As examples only, please provide a better explanation for the various phases of clinical trial support discussed in this section, and the term "CRO."  Please also ensure that you place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. Refer to Rule 421(d)(2)(ii) of Regulation C.

Material Trends Affecting Our Business, page 49

28.     Please revise here to more fully discuss the ramifications of implementation of the HITECH Act provisions briefly mentioned here on your business.

Results of Operations, page 50

Three Months Ended March 31, 2014 versus Three Months Ended March 31, 2013, page 50

Cost of revenues, page 51

29.     Please revise to quantify and discuss with greater specificity the "direct materials" costs you identify in this section.

Long Term Debt and Credit Facility, page 63

General

30.     We note that you have included a generalized discussion of the financial covenants contained in your debt facilities in the various subsections under this heading.  Please revise to disclose, for each tranche of debt, your actual financial covenant ratios.  We may have further comment based on your response.  Please make conforming changes in the Description of Other Indebtedness section beginning on page 100.

Government Regulation, page 80

31.     Please update your disclosure in this section to separately address the prospective impact of the ACA on your operations.  We note your brief discussion in the risk factors section.

Management, page 83

Directors and Executive Officers, page 83

32.     For each director and each director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.   Please refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 86

Elements of Executive Compensation, page 87

33.     Please disclose the specific financial performance targets and any individual performance targets that you take into account in determining compensation.  Please refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

34.     In light of your disclosure that performance targets were not met for 2013, please revise to discuss the basis for discretionary awards in greater detail, including how the enumerated contributions in this section specifically translated to the amounts awarded.

Description of the Exchange Notes, page 105

Certain Covenants, page 115

Limitation on Restricted Payments, page 115

35.     Revise in this section to briefly discuss the effect of the clause "prior to any scheduled repayment" here so that investors can appreciate the nature of future obligations that may arise subsequent to such period.

Cash Pooling, page F-29

36.     Please tell us how you have determined that cash invested in to the cash pooling
        arrangement should be classified as cash and cash equivalents in your balance
        sheet.  Additionally, please tell us how you have classified your deposits and withdrawals
        on your statements of cash flows.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-16

37.     We note that you plan to file certain exhibits to your registration statement by
        amendment. Please submit all exhibits as promptly as possible. We will review the
        exhibits prior to granting effectiveness of the registration statement, and we may have
        further comments after our review. If you are not in a position to file your legal and tax
        opinions with the next amendment, please provide draft copies for us to review.   The
        draft should be filed as EDGAR correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Matthew D. Bloch, Esq.
Heather L. Emmel, Esq.
Weil, Gotshal & Manges LLP